EXHIBIT 99.11

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Issuer:

mCloud Technologies Corp. (the "Company") 550-510 Burrard Street

Vancouver, British Columbia V6C 3A8 Canada

2.	Date of Material Change:

January 27, 2020.

3.	News Release:

The news release was issued and disseminated on January 27, 2020 and subsequently filed on SEDAR.

4.	Summary of Material Change:

The Company announced that it completed its previously announced acquisition of Construction System Associates, Inc., an Atlanta-based 3D technology company. In accordance with the terms and conditions of the transaction, the consideration payable to the vendors for the acquisition of all outstanding stock of CSA was US$500,000 in cash and 380,210 common shares of the Company, which were issued upon closing. Additional cash payments of up to US$1,250,000 and up to US$500,000 worth of common shares of the Company may be made, upon certain earnout conditions being met.

5.	5.1 - Full Description of Material Change:

Please see the Company's news releases issued on January 27, 2020 and December 16, 2019.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer:

For further information, please contact Russel McMeekin, Chief Executive Officer, at (415) 378- 6001.

9.	Date of Report:

February 6, 2020.